SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2009
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: April 1, 2009	By:	Signed: G.A. Feigel
		Name:	G.A. Feigel
		Title:	Assistant Corporate Secretary

Release:  Immediate, April 1, 2009
CANADIAN PACIFIC AND BOREALIS INFRASTRUCTURE ANNOUNCE CHANGES TO THEIR DETROIT RIVER TUNNEL PARTNERSHIP AGREEMENT
CALGARY – Canadian Pacific Railway Limited (TSX/NYSE: CP) and Borealis Infrastructure Management Inc. announced that they have entered into a transaction that, subject to regulatory approval, will change their joint ownership of the Detroit River Tunnel Partnership (DRTP) to a majority position for Borealis. CP retains its exclusive right to operate and maintain the Detroit River tunnel; however, CP’s interest will decrease to 16.5 per cent from 50 per cent with the completion of this transaction. CP’s proceeds from the transaction will be $110 million plus additional proceeds of $22 million based on future freight volume through the tunnel.
The DRTP owns the Detroit River Rail Tunnel which carries CP’s rail line from Windsor to Detroit. The tunnel, which transports rail traffic across the Canada-US border, is a vital link in the North American transportation infrastructure
“I am pleased with the latest development in our long-standing partnership with Borealis and its parent, the OMERS pension fund,” said Kathryn McQuade, Canadian Pacific’s Chief Financial Officer. “This transaction allows us to realize value for our asset and strengthen our balance sheet while preserving our right to operate the tunnel.”
“The Detroit River Tunnel is an investment that fits into our long-term strategy of securing infrastructure assets that can generate stable and sustainable returns for OMERS plan members,” commented OMERS President and CEO Michael Nobrega.
About Canadian Pacific
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
About Borealis Infrastructure
Borealis Infrastructure identifies, invests in and manages infrastructure assets on behalf of OMERS. Borealis has been in the infrastructure business since 1999 and has developed a diversified portfolio of infrastructure assets in Canada and globally with an enterprise value of over $40 billion.
About OMERS
OMERS is one of Canada’s largest pension funds with an established track record of strong and steady performance and with investments in a wide range of companies and assets around the world. OMERS provides retirement benefits to over 390,000 members from the local government sector in Ontario.

Contacts:

Media Canadian Pacific Mike LoVecchio Tel.: (778) 772-9636 email: mike_lovecchio@cpr.ca	Investment Community Janet Weiss, Assistant Vice-President Investor Relations Tel.: (403) 319-3591 email: investor@cpr.ca

Borealis and OMERS John Pierce Tel: (416) 350-6784 Email: jpierce@omers.com